Santos Ltd
ABN 8000 7550 923
Santos House Level 29
91 King William Street
Adelaide South Australia 5000
GPO Box 2455
Adelaide South Australia 5001
Telephone: (08) 8218 5111
International: 61 8 8218 5111
Investor Relations
Facsimile: 61 8 8218 5131

03 FEB 12 AM 7:21

82-34

Santos

03003856

Date: Thu 13 Feb 2003 01:12:42 AM EST

. To:
. :

From: SANTOS LTD
. : SANTOS HOUSE
. : 91 KING WILLIAM STREET
. : ADELAIDE SA 5000

SUPPL

Subject:
. :
. :
. :

PROCESSED
MAR 03 2003
THOMSON
FINANCIAL

Number of pages (incl. cover sheet): 2

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Santos Limited - Weekly Drilling Report

ABN 80 007 550 923

Santos

Week Ending 13th February 2003

Wildcat Exploration Wells

Hamman & Anderson 5

Type	Gas Exploration
Location	Texas, USA. Hordes Creek Field. Goliad County
Status at 1500hrs 12/02/03 (Houston Time)	Hamman & Anderson 5 has been plugged and abandoned. The well reached a total depth of 3612m with no progress for the week. The rig was released on 05/02/03 and has moved to Hunt 1.
Planned Total Depth	3600m
Interest	Santos Group WI 35.6%
Operator	Santos Group

Hunt 1

Type	Gas Exploration
Location	Texas, USA. Geronimo Prospect, Patricio County
Status at 1500hrs 12/02/03 (Houston Time)	Drilling ahead surface hole. The current depth and progress for the week is 46m. Hunt 1 spudded on 12/02/03.
Planned Total Depth	4200m
Interest	Santos Group WI 42.0%
Operator	Santos Group

Bosavi 1

Type	Oil Exploration	
Location	PPL 206, Papuan Basin, PNG. 60km W of the Gobe oil field & 20kms S of the Hedinia oil and gas field.	
Status at 0600hrs 13/02/03	Setting cement plug to cure lost circulation following intermediate wireline logging. The current depth is 1248m with 122m progress for the week.	
Planned Total Depth	2200m	
Interest	Santos Group	48%
	Horizon Oil NL Group*	48%
	Niugini Energy	2%
	Garnet PNG Corp	2%
	* Horizon Oil NL has farmed out 28% of their interest to Oil Search (23%) and to Gedd PNG Ltd (5%). After the farmout Horizon Oil will have a 20% interest.	
Operator	Santos Group	

Scallop 1

Type	Gas Exploration	
Location	Victoria, Gippsland Basin VIC/RL2, 4.3km SSW of Kipper 1, 3.1km SE of Pilchard 1, and some 120km E of Sale.	
Status at 0500hrs 13/02/03(EST)	Drilling ahead. The current depth is 2491m with 1574m progress for the week.	
Planned Total Depth	3126m	
Interest	Esso Australia Resources Pty Ltd	25%
	BHP Billiton Petroleum Pty Ltd	25%
	Santos Group	20%
	Woodside Group	30%
Operator	Esso Australia Resources Pty Ltd	

Enquiries:

Mark Kozned
Investor Relations
Ph: 08 8218 5939
Mobile: 0407 747 908
Fax: 08 8218 5131

Kathryn Mitchell
Media Relations
Ph: 08 8218 5260
Mobile: 0407 979 982
Fax: 08 8218 5285

During the week ending 13th February, 2003 Santos Limited also participated in 10 development wells.
A complete list of Santos' drilling activity is available from www.santos.com